UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-266555) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 3, 2023

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya
Name:	Makoto Umemiya
Title:	Deputy President & Senior Executive Officer / Group CFO

March 3, 2023

Mizuho Financial Group, Inc.

Changes of Directors and Executive Officers

Mizuho Financial Group, Inc. hereby announces changes of Member of the Board of Directors and Executive Officers (including changes in their areas of responsibility, etc.).

Mizuho Financial Group, Inc. (MHFG)

1.	Members of the Board of Directors

(1)	Members of the Board of Directors Candidates (to be considered at the ordinary General Meeting of Shareholders of MHFG in June 2023 (“The Shareholders Meeting”))

Yoshimitsu Kobayashi	(Reappointment, Outside Director)

Ryoji Sato	(Reappointment, Outside Director)

Takashi Tsukioka	(Reappointment, Outside Director)

Kotaro Ohno	(New appointment, Outside Director)

Hiromichi Shinohara	(New appointment, Outside Director)

Masami Yamamoto	(Reappointment, Outside Director)

Izumi Kobayashi	(Reappointment, Outside Director)

Yumiko Noda	(New appointment, Outside Director)

Seiji Imai	(Reappointment)

Hisaaki Hirama	(Reappointment)

Masahiro Kihara*	(Reappointment)

Makoto Umemiya*	(Reappointment)

Motonori Wakabayashi*	(Reappointment)

Nobuhiro Kaminoyama*	(Reappointment)

Total of 14 candidates

(Note) Asterisks indicate directors expected to concurrently serve as Executive Officers.

(2)	Member of the Board of Directors scheduled to resign

(Effective in late June 2023)

Tatsuo Kainaka	(Currently Member of the Board of Directors)

(3)	Chairperson of the Board of Directors (to be considered at the Board Meeting to be held following The Shareholders Meeting)

Appointee as Chairperson

Izumi Kobayashi

(4)	Members of Committees (to be considered at the Board Meeting to be held following The Shareholders Meeting)

Nominating Committee

Chairperson	Yoshimitsu Kobayashi	(Outside Director)
Member	Takashi Tsukioka	(Outside Director)
Member	Kotaro Ohno	(Outside Director)
Member	Hiromichi Shinohara	(Outside Director)
Member	Masami Yamamoto	(Outside Director)
Member	Izumi Kobayashi	(Outside Director)

Compensation Committee

Chairperson	Masami Yamamoto	(Outside Director)
Member	Takashi Tsukioka	(Outside Director)
Member	Yumiko Noda	(Outside Director)

Audit Committee

Chairperson	Takashi Tsukioka	(Outside Director)
Member	Ryoji Sato	(Outside Director)
Member	Kotaro Ohno	(Outside Director)
Member	Hisaaki Hirama

Risk Committee

Chairperson	Hisaaki Hirama
Member	Hiromichi Shinohara	(Outside Director)
Member	Izumi Kobayashi	(Outside Director)
Member	Yumiko Noda	(Outside Director)
Member	Rintaro Tamaki	(Outside Expert)
Member	Hiroshi Naka	(Outside Expert)

System Failure Response Evaluation Committee

Chairperson	Izumi Kobayashi	(Outside Director)
Member	Ryoji Sato	(Outside Director)
Member	Takashi Tsukioka	(Outside Director)
Member	Kotaro Ohno	(Outside Director)
Member	Hiromichi Shinohara	(Outside Director)

(5)	Brief Personal Record of Newly Nominated Member of the Board of Directors

Name	Kotaro Ohno

Business Experience	Jan. 2023	Advisor of Atsumi & Sakai (current)

	Jun. 2017	Outside Audit & Supervisory Board Member of Komatsu Ltd. (current)

	Jun. 2017	Outside Audit & Supervisory Board Member of ITOCHU Corporation (until Jun.2021)

	May. 2017	Outside Director of AEON Co., Ltd. (current)

	Nov. 2016	Special Counsel of Mori Hamada & Matsumoto (until Dec. 2022)

	Jul. 2014	Prosecutor-General

	Jul. 2012	Superintending Prosecutor at Tokyo High Public Prosecutors Office

	Aug. 2011	Superintending Prosecutor at Sendai High Public Prosecutors Office

	Jul. 2009	Vice-Minister of Justice

	Apr. 1976	Appointed as Public Prosecutor

Education	Jun. 1978 Mar. 1974	LLM, Harvard Law School Graduated from Faculty of Law, The University of Tokyo

Date of Birth	Apr.1, 1952

Name	Hiromichi Shinohara

Business Experience	Jun. 2022	Executive Advisor, NTT

	Jun. 2021	Outside Director, Yamaha Corporation

	Jun. 2018	Chairman of the Board, NTT

	Jun. 2014	Senior Executive Vice President, Head of Research and Development Planning, Representative Member of the Board of the Company, NTT

	Jun. 2012	Executive Vice President, Head of Research and Development Planning, Member of the Board of the Company, NTT

	Jun. 2009	Senior Vice President, Head of Research and Development Planning, Member of the Board of the Company, NTT

	Apr. 1978	Joined Nippon Telegraph and Telephone Public Corporation (NTT)

Education	Mar. 1978 Mar. 1976	Master of Science and Engineering, Waseda University Graduated from Faculty of Science and Engineering, Waseda University

Date of Birth	Mar.15, 1954

Name	Yumiko Noda

Business Experience	Jun. 2021	Outside Director, Benesse Holdings, Inc. (current)

	Jun. 2021	Outside Director, Idemitsu Kosan Co., Ltd (current)

	Jun. 2020	Chairman and Representative Director, Veolia Japan K.K. (current)

	Oct. 2017	President and Representative Director, Veolia Japan K.K.

	Jan. 2011	Partner, Head of PPP and Infrastructure, PwC Advisory

	Apr. 2010	Senior Fellow, Tsinghua University Japan Research Center (China)

	Jun. 2007	Deputy Mayor, Yokohama City

	Jan. 2000	Partner, Head of PPP and Privatization, PricewaterhouseCoopers (Japan)

	Jan. 1999	Director, Project Finance and Privatization, PricewaterhouseCoopers (London)

	Mar. 1996	Deputy General Manager and Head of Structured Finance, The Long-Term Credit Bank of Japan, London

	Mar. 1991	Vice President, Corporate Finance, The Long-Term Credit Bank of Japan, New York Branch

	Jul. 1990	Manager, Project Finance, The Long-Term Credit Bank of Japan, Tokyo

	Apr. 1982	Joined Bank of America, Tokyo

Education	May 1990	Harvard Business School, MBA

	Mar. 1982	Graduated from Bachelor of Arts, The University of Tokyo

Date of Birth	Jan.26, 1960

2.	Changes of Executive Officers

Executive Officers in this section mean either executive officers as defined in the Companies Act or executive officers as defined in our internal regulations.

(Effective as of April 1, 2023)

Name	New Position		Current Position
Makoto Umemiya	Member of the Board of Directors, Deputy President & Senior Executive Officer (Representative Executive Officer)	Group Chief Digital Officer (Group CDO)	Member of the Board of Directors, Deputy President & Senior Executive Officer (Representative Executive Officer)	Group Chief Digital Innovation Officer (Group CDIO) / Group Chief Financial Officer (Group CFO)

Kazutoshi Isogai	Senior Executive Officer	Head of Retail & Business Banking Company	Group Executive Officer	Deputy Head of Retail & Business Banking Company

Masayuki Sugawara	Senior Executive Officer	Head of Corporate & Investment Banking Company	Group Executive Officer	CEO for East Asia

Hidekatsu Take	Senior Executive Officer	Head of Global Corporate & Investment Banking Company / In Charge of Specially Assigned Matters	Senior Executive Officer	Head of Corporate & Institutional Company / Head of Global Corporate Company

Daishi Sasaki	Senior Executive Officer	Co-Head of Global Markets Company	Group Executive Officer

Noriyuki Sato	Senior Executive Officer	Head of Asset Management Company / In Charge of Specially Assigned Matters	ø

Tsutomu Yamamoto	Senior Executive Officer	Head of Global Transaction Banking Unit	Group Executive Officer

Naoshi Inomata	Senior Executive Officer	Group Chief Strategy Officer (Group CSO) / General Manager of Strategic Planning Office	Senior Executive Officer	Group Chief Strategy Officer (Group CSO)

Minako Nakamoto	Senior Executive Officer	Group Chief Governance Officer (Group CGO)	—	Operating Officer of MHSC

Name	New Position		Current Position
Takefumi Yonezawa	Senior Executive Officer	Group Chief Financial Officer (Group CFO) / General Manager of International Accounting Standards Project Team	Operating Officer	Deputy Head of Financial Control & Accounting Group /General Manager of International Accounting Standards Project Team

Natsumi Akita	Senior Executive Officer	Group Chief People Officer (Group CPO) / Group Chief Culture Officer (Group CCuO)	Group Executive Officer	Group Chief People Officer (Group CPO) / Group Chief Culture Officer (Group CCuO)

Mitsuhiro Kanazawa	Senior Executive Officer	Group Co-Chief Information Officer (Group Co-CIO) / Group Chief Process Officer (Group CPrO)	Senior Executive Officer	Co-Head of IT & Systems Group

Hisashi Kikuchi	Senior Executive Officer	Group Chief Audit Executive (Group CAE)	Senior Executive Officer	Group Chief Auditor (Group CA)

Mitsuhiro Morishita	Group Executive Officer	Deputy Head of Corporate & Investment Banking Company	Senior Executive Officer	Head of Global Products Unit

Hiroaki Ehara	Reassigned	Member of the Board of Directors (Audit & Supervisory Committee Member) of MHTB	Senior Executive Officer	Group Chief Operations Officer (Group COO)

Masahiro Otsuka	Resigned		Senior Executive Officer	Head of Retail & Business Banking Company

Naofumi Fuke	Resigned		Senior Executive Officer	Co-Head of Retail & Business Banking Company

Yasuhiro Shibata	Resigned		Senior Executive Officer	Co-Head of Global Markets Company

Masamichi Ishikawa	Resigned		Senior Executive Officer	Head of Asset Management Company / Deputy Head of Strategic Planning Group

(Note) ø :	Mr. Noriyuki Sato is currently Chief Executive Officer & Director of AP Property Fund Management, attached to Agility Asset Advisers (PhillipCapital Group)

The management changes described above are subject to any approval or permission required being obtained from the relevant regulatory or other authorities.